File No. 812-13661

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the Matter of
TRANSAMERICA ASSET MANAGEMENT, INC.
TRANSAMERICA FUNDS
TRANSAMERICA PARTNERS FUNDS GROUP
TRANSAMERICA PARTNERS FUNDS GROUP II
TRANSAMERICA PARTNERS PORTFOLIOS
TRANSAMERICA SERIES TRUST

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTION 17(a) OF THE ACT AND PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Please send all communications to:
Dennis P. Gallagher, Esq.
Transamerica Asset Management, Inc.
570 Carillon Parkway
St. Petersburg, Florida 33716
With copies to:
Roger P. Joseph, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

Page 1 of 19 sequentially numbered pages (including exhibits)
The exhibit index appears on Page 15.
As filed with the Securities and Exchange Commission on August 17, 2010

I. INTRODUCTION
     Transamerica Funds (“TF”), Transamerica Partners Funds Group (“TPFG”), Transamerica Partners Funds Group II (“TPFGII”), Transamerica Partners Portfolios (“TPP”) and Transamerica Series Trust (“TST”) (collectively, the “Trusts”), including each of their series, and Transamerica Asset Management, Inc. (the “Adviser”) (together, the Trusts and the Adviser, the “Applicants”) hereby file this second amended and restated application (“Application”) requesting an order from the U.S. Securities and Exchange Commission (the “Commission”) as described below. It is requested that the order extend to any future series of the Trusts (together with the existing series of the Trusts, the “Funds”), and to each existing and each future registered open-end management investment company and any series thereof that is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trusts and that is, or may in the future be, advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser (included in the term “Funds”).
     All existing entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will do so only in accordance with the terms and conditions of the Application.
II. APPLICANTS
     TF and TST are each organized as a Delaware statutory trust. TPFG and TPFGII are each organized as a Massachusetts business trust. TPP is organized as a New York trust. The Trusts are open-end management investment companies registered under the Act and are part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the Act. Each Trust is comprised of separate Funds that pursue distinct investment objectives and strategies. TPFG and TPFGII include Funds that operate as feeder funds in a master-feeder structure in reliance on Section 12(d)(1)(E) of the Act and are in the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as TPP, their common corresponding master trust. TST includes Funds that are offered solely to insurance company separate accounts (“Separate Accounts”) that fund variable annuity and variable life contracts issued by insurance companies. The Separate Accounts may be registered under the Act (“Registered Separate Accounts”) or unregistered under the Act (“Unregistered Separate Accounts”).
     The Adviser is a Florida corporation and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as investment adviser to each of the Funds. The Adviser renders “manager of managers” services for the Funds by, among other things, selecting investment subadvisers to provide daily investment management services.
     Any investment adviser to a Fund of Funds (as defined below) that meets the definition of Section 2(a)(20)(A) of the Act is referred to as “Fund of Funds’ Adviser.” Any investment adviser to a Fund of Funds (as defined below) that meets the definition in Section 2(a)(20)(B) of the Act is referred to as “Fund of Funds’ Subadviser.” Any Fund of Funds’ Adviser or Fund of Funds’ Subadviser will be registered as an investment adviser under the Advisers Act.
III. REQUESTED RELIEF
1. Investments in Underlying Funds by Funds of Funds
     Applicants hereby file this Application requesting an order under Section 12(d)(1)(J) of the Act granting exemptive relief from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to the extent necessary to permit: (1) certain Funds (each a “Fund of Funds”, and collectively, the “Funds of Funds”) to acquire shares of other Funds (“Affiliated Underlying Funds”); (2) the Funds of Funds to acquire shares of registered open-end management investment companies (“Unaffiliated Funds”) and unit investment trusts (“Unaffiliated Trusts”) that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Fund of Funds (“Unaffiliated Underlying Funds”) (the Affiliated and Unaffiliated Underlying Funds in which each Fund of Funds may invest are collectively referred to as “Underlying Funds”); (3) the Affiliated Underlying Funds, or their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) to sell their shares to the Fund of Funds; and (4) the Unaffiliated Funds, or their principal underwriters and any broker or dealer registered under the 1934 Act, to sell their shares to the Fund of Funds. Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act granting exemptions from Section 17(a)(1) and 17(a)(2) of the Act to permit Underlying Funds that are affiliated persons of Funds of Funds to sell their shares to and redeem their shares from the Funds of Funds.
     A Fund of Funds may invest in Unaffiliated Underlying Funds that have received exemptive relief to list and trade their shares on a national securities exchange at negotiated prices (“ETFs”) to the extent such investment is consistent with the investment objective of the Fund of Funds. Each Fund of Funds may also make investments in securities that are not issued by a registered investment company, as well as other financial instruments.

2. Other Investments by Same Group Fund of Funds
     Applicants are also requesting an exemption pursuant to Section 6(c) of the Act for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any Fund that may invest in Affiliated Underlying Funds in reliance on Section 12(d)(1)(G) of the Act (“Same Group Fund of Funds”), and that is eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).
IV. PROPOSED STRUCTURE
1. Investments in Underlying Funds by Funds of Funds
     Initially, certain series of TF, TPFG, TPFGII, TPP and TST intend to rely on the requested relief as either Funds of Funds or Affiliated Underlying Funds.
     The Applicants believe that the Funds of Funds provide an efficient and simple method of allowing investors to create a comprehensive asset allocation program, and that the Fund of Funds structure is helpful to investors who are able to identify their long-term investment goals, but are not comfortable deciding how to invest their assets to achieve such goals. The Funds of Funds aim to provide diversification across varying blends of traditional asset classes — such as U.S. stocks, international stocks, U.S. bonds and short-term investments, and “specialty asset” classes — such as emerging market stocks — by investing in a professionally selected mix of Underlying Funds. Depending on its target risk level and continuing or anticipated economic and/or market conditions, each Fund of Funds will invest different amounts in these asset classes and Underlying Funds.
2. Other Investments by Same Group Fund of Funds
     The opportunity to invest in Affiliated Underlying Funds and in Other Investments would allow Same Group Fund of Funds greater flexibility to meet their investment objectives than would be possible while investing in Affiliated Underlying Funds and directly investing in the more limited kinds of investments expressly permitted by Rule 12d1-2(a) (e.g., stocks and bonds). In addition, there may be times when using a derivative might allow a Same Group Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Affiliated Underlying Fund. A Same Group Fund of Funds would use Other Investments for a purpose that is consistent with the Same Group Fund of Funds’ investment objectives, policies, strategies and limitations. As part of its strategy to invest in securities, Other Investments and Affiliated Underlying Funds, a Same Group Fund of Funds also may, pursuant to Rule 12d1-2 under the Act, invest in Unaffiliated Underlying Funds consistent with Sections 12(d)(1)(A) or 12(d)(1)(F) of the Act. The Adviser believes that its ability to direct Same Group Fund of Funds investments into Underlying Funds in combination with direct investments in securities and Other Investments will allow the Adviser to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the Act, each Same Group Fund of Funds’ board of trustees or directors will review the advisory fees charged by the Same Group Fund of Funds’ investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund of Funds may invest.
V. APPLICABLE LAW AND LEGAL ANALYSIS
1. Investments in Underlying Funds by Funds of Funds
A. Section 12(d)(1)
     Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as duplicative costs, the exercise of undue influence or control over the underlying funds and the complexity of such arrangements.

     Specifically, Section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of any other investment company if, immediately after the acquisition: (i) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company; (ii) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company; or (iii) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.
     Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale (i) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (ii) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.
     The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class of or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”1
     The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B). Applicants believe that the requested exemption is consistent with the public interest and protection of investors. Applicants also submit that the proposed transactions are consistent with the congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.2
     1. No Undue Influence by the Funds of Funds
Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliates over the Unaffiliated Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Underlying Fund will operate independently as determined by its own board of directors/trustees (“Board”) and management. Additionally, to limit the control a Fund of Funds or its affiliates may have over an Unaffiliated Underlying Fund, Applicants submit that (a) the Fund of Funds’ Adviser and any person controlling, controlled by, or under common control with the Fund of Funds’ Adviser, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Fund of Funds’ Adviser or any person controlling, controlled by, or under common control with the Fund of Funds’ Adviser (collectively, the “Group”) and (b) any Fund of Funds’ Subadviser, any person controlling, controlled by or under common control with the Fund of Funds’ Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds’ Subadviser or any person controlling, controlled by or under common control with the Fund of Funds’ Subadviser (collectively, the “Subadviser Group”) will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or the Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or the Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all holders of the Unaffiliated Underlying Fund’s shares. This condition will not apply to the Subadviser Group with respect to the Unaffiliated Underlying Fund for which the Fund of Funds’ Subadviser or a person controlling, controlled by or under common control with the Fund of Funds’ Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust). A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered

[1]	H.R. Rep. No 622,104th Cong., 2d Sess., at 43-44 (1996).

[2]	Id.

Separate Account will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.
     To further limit the potential for undue influence by a Fund of Funds, and by its affiliates, over an Unaffiliated Underlying Fund, Applicants propose to prevent a Fund of Funds and its Fund of Funds’ Adviser, Fund of Funds’ Subadviser, promoter or principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Underlying Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Underlying Fund to influence the terms of any services or transaction between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Fund Affiliate. In seeking to limit the potential for undue influence and conflicts of interest, prior to investing in Unaffiliated Underlying Funds, a Fund of Funds’ Board, including a majority of the directors/trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Board Members”), will adopt procedures reasonably designed to assure that the Fund of Funds’ Adviser and any Fund of Funds’ Subadviser are conducting the Fund of Funds’ investment program in a manner which does not take into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Underlying Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.
     Once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of such Unaffiliated Fund, including a majority of the Independent Board Members, will determine that any consideration paid by the Unaffiliated Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; (c) and does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Fund and its adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).
     Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, Fund of Funds’ Adviser, Fund of Funds’ Subadviser, or employee of a Fund of Funds or a person of which any such officer, director, trustee, Fund of Funds’ Adviser, Fund of Funds’ Subadviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate” except that any person whose relationship to the Unaffiliated Underlying Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”
     Prior to an investment by a Fund of Funds in the securities of the Unaffiliated Fund exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Fund, including a majority of the Independent Board Members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in shares of the Unaffiliated Fund. The Board of the Unaffiliated Fund will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders. The Unaffiliated Fund will also keep records concerning these purchases in Affiliated Underwritings. Specifically, the Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase by a Fund in an Affiliated Underwriting made after an investment by a Fund of Funds in the securities of the Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.
     To further assure that an Unaffiliated Fund understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief prior to an investment in the shares of the Unaffiliated Fund in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Fund will execute an agreement (the “Participation Agreement”) stating, without limitation, that their boards of directors or trustees and investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Fund of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Underlying Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.3
     2. No Excessive Layering of Fees
     Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds will pay advisory fees to their investment advisers. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Unaffiliated Funds may also impose fees paid pursuant to a plan adopted under Rule 12b-1 under the Act or fees paid to third parties for providing administrative, sub-transfer agency or shareholder services to beneficial shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.
     Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services at the Fund of Funds’ level are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own administrative, compliance, record keeping and custody needs. Each Fund of Funds may impose fees paid pursuant to a plan adopted under Rule 12b-1 under the Act.
     To assure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Board Members, will find that the advisory or management fees charged under the contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Affiliated Underlying Funds or Unaffiliated Funds in which the Fund of Funds may invest. The finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.
     In addition, a Fund of Funds’ Adviser will waive fees otherwise payable to the Fund of Funds’ Adviser by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received by the Fund of Funds’ Adviser or an affiliated person of the Fund of Funds’ Adviser from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Fund of Funds’ Adviser or its affiliated person by an Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund. Any Fund of Funds’ Subadviser will waive fees otherwise payable to the Fund of Funds’ Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received from an Unaffiliated Underlying Fund by the Fund of Funds’ Subadviser, or an affiliated person of the Fund of Funds’ Subadviser,

[3]	An Unaffiliated Fund, including an ETF, would retain its right to reject an initial investment in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

other than any advisory fees paid to the Fund of Funds’ Subadviser or its affiliated person by an Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Fund of Funds’ Subadviser. In the event that the Fund of Funds’ Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.
     With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the National Association of Securities Dealers (“NASD Conduct Rule 2830”),4 if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.
     Applicants represent that each Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a Registered Separate Account funding variable insurance contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.
     3. Structure Is Not Overly Complex
     The proposed arrangement will not create an overly complex fund structure of a type that would be confusing to shareholders.
     To address this concern, no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes; or (ii) engage in interfund borrowing and lending transactions.5
B. Section 17(a)
     Section 17(a) generally prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:
(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
     An Underlying Fund could be considered an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds for several reasons. For example, since the Adviser serves as the Fund of Funds’ Adviser to each Fund of Funds and Affiliated Underlying Fund, the Funds of Funds and the Affiliated Underlying Funds may be deemed to be under common control of the Fund or Funds’ Adviser and therefore affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds’ outstanding voting securities. The sale of shares by the Underlying Funds to the Funds of Funds and the redemption of shares, to the extent that the redemption is deemed to be a purchase, from the Funds of

[4]	Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

[5]	A Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same group of investment companies (as defined in Section 12(d)(1)(G)(ii) of the Act) as its corresponding master fund.

Funds by the Underlying Funds could be deemed to be principal transactions between an affiliated person of a registered investment company and that company prohibited by Section 17(a).
     Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.
     Additionally, Section 6(c) provides that, “the Commission by rules or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”
     Applicants believe that the proposed structure satisfies the requirements for relief under both Sections 17(b) and 6(c).6 The terms upon which shares of an Underlying Fund will be purchased and/or sold by a Fund of Funds will be based on the net asset value of each Underlying Fund.7 The proposed structure will be consistent with the policies of each Fund of Funds and Underlying Fund and with the general purposes of the Act. The investment by a Fund of Funds in shares of the Underlying Funds will be effected in accordance with the investment policies contained in the registration statement of the Fund of Funds and Underlying Funds involved.
2. Other Investments by Same Group Fund of Funds
     Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies.
     In 1996, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies that are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:
(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)	with respect to

[6]	Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

[7]	Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Underlying Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Unaffiliated Underlying Fund at net asset value. Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions. A Fund of Funds that owns more than 5% of the outstanding voting securities of an ETF could seek to transact in large aggregations of ETF shares that are redeemable directly with the ETF pursuant to the requested Section 17(a) relief. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person, or an affiliated person of an affiliated person, of the Fund of Funds in exchange for a basket of specified securities as described in the application for exemptive relief upon which the ETF relies, Applicants also request relief from Section 17(a) for those transactions.

(aa)	securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb)	securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the 1934 Act, or the Commission; [and]
(IV)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).
     In 2006, the Commission adopted Rule 12d1-2 under the Act.8 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:
(1)	securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	securities (other than securities issued by an investment company); and

(3)	securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.
For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.9 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”10 The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority set forth in Section 12(d)(1)(J) to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”11
     Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.12 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:
The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
     Applicants believe that permitting the Same Group Fund of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads,

[8]	See Fund of Funds Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

[9]	See Adopting Release at 17, n.58.

[10]	Id. at 17-18.

[11]	H.R. Rep. No 622,104th Cong., 2d Sess., at 43-44 (1996).

[12]	See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.13 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.
     Likewise, permitting the Same Group Fund of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Same Group Fund of Funds a broader array of investment options through which to pursue their investment objectives.
     Applicants submit that the requested exemption offers significant benefits, as detailed in Part IV above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.
VI. SUPPORTING PRECEDENT
1. Investments in Underlying Funds by Funds of Funds
     The Commission has granted exemptive relief to registered investment companies seeking substantially similar exemptive relief as that requested in this Application. See, e.g., Aberdeen Asset Management, Inc., et. al., File No. 812-13530, Investment Company Act Release Nos. 28429 (Sept. 30, 2008) (notice) and 28475 (Oct. 28, 2008) (order); Goldman Sachs Trust, et al., Investment Company Act Release No. 28347 (July 31, 2008) (notice) and Investment Company Act Release No. 28366 (Aug. 26, 2008) (order); Northern Institutional Funds, File No. 812-13424, Investment Company Act Release Nos. 28119 (Jan. 16, 2008) (notice) and 28149 (Feb. 12, 2008) (order); Van Eck Worldwide Insurance Trust, et al., File No. 812-13304, Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order).
2. Other Investments by Same Group Fund of Funds
     The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) of the Act to invest in financial instruments that may not be securities within the meaning of Section 2(a)(36). See, e.g., Massachusetts Financial Services Company, et. al., File No. 812-13519, Investment Company Act Release Nos. 28649 (Mar. 17, 2009) (notice) and 28694 (April 14, 2009) (order); Aberdeen Asset Management, Inc., et. al., File No. 812-13530, Investment Company Act Release Nos. 28407 (Sept. 25, 2008) (notice) and 28443 (Oct. 21, 2008) (order); Schroder Series Trust, et al., Investment Company Act Release Nos. 28133 (Jan. 24, 2008) (notice) and 28167 (Feb. 25, 2008) (order); and Vanguard STAR Funds, et al., Investment Company Act Release Nos. 28009 (Sept. 28, 2007) (notice) and 28024 (Oct. 24, 2007) (order).
VII. APPLICANTS’ CONDITIONS
1. Investments in Underlying Funds by Funds of Funds
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
     1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or the Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or the Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares. This condition will not apply to the Subadviser Group with respect to the Unaffiliated Underlying Fund for which the Fund of Funds’ Subadviser or a person controlling, controlled by or under common control with the Fund of Funds’ Subadviser acts as the investment adviser within the meaning of Section

[13]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust). A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.
     2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Fund Affiliate.
     3. The Board of each Fund of Funds, including a majority of the Independent Board Members, will adopt procedures reasonably designed to assure that the Fund of Funds’ Adviser and any Fund of Funds’ Subadviser are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated Underlying Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.
     4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Fund, including a majority of the Independent Board Members, will determine that any consideration paid by the Unaffiliated Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
     5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an Affiliated Underwriting.
     6. The Board of an Unaffiliated Fund, including a majority of the Independent Board Members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in shares of the Unaffiliated Fund. The Board of the Unaffiliated Fund will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.
     7. Each Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting made once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Unaffiliated Fund’s Board were made.
     8. Prior to an investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i), the Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Fund in excess of the limit in

Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Fund of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
     9. Prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Board Members, will find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. This finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.
     10. The Fund of Funds’ Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received by the Fund of Funds’ Adviser or an affiliated person of the Fund of Funds’ Adviser from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Fund of Funds’ Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund. Any Fund of Funds’ Subadviser will waive fees otherwise payable to the Fund of Funds’ Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received from an Unaffiliated Underlying Fund by the Fund of Funds’ Subadviser, or an affiliated person of the Fund of Funds’ Subadviser, other than any advisory fees paid to the Fund of Funds’ Subadviser or its affiliated person by an Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Underlying Fund made at the direction of the Fund of Funds’ Subadviser. In the event that the Fund of Funds’ Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.
     11. With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.
     12. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.
2. Other Investments by Same Group Fund of Funds
     Applicants agree that the relief to permit the Same Group of Fund of Funds to invest in Other Investments shall be subject to the following condition:
     13. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Fund of Funds from investing in Other Investments as described in the Application.
VIII. REQUEST FOR ORDER
     Applicants request an order (i) pursuant to Section 12(d)(1)(J) of the Act exempting the proposed arrangements from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, (ii) pursuant to Sections 6(c) and 17(b) of the Act exempting Applicants from the provisions of Section 17(a) of the Act, and (iii) pursuant to Section 6(c) of the Act exempting Applicants from Rule 12d1-2(a) under the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standards for relief under the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

IX. PROCEDURAL MATTERS
     Pursuant to the requirements of Rule 0-2(f) under the Act, each Applicant hereby states that its address is:

Transamerica Asset Management, Inc.
570 Carillon Parkway
St. Petersburg, Florida 33716

Transamerica Funds
570 Carillon Parkway
St. Petersburg, Florida 33716

Transamerica Partners Funds Group
570 Carillon Parkway
St. Petersburg, Florida 33716

Transamerica Partners Funds Group II
570 Carillon Parkway
St. Petersburg, Florida 33716

Transamerica Partners Portfolios
570 Carillon Parkway
St. Petersburg, Florida 33716

Transamerica Series Trust
570 Carillon Parkway
St. Petersburg, Florida 33716
     Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Dennis P. Gallagher, Esq.
Transamerica Asset Management, Inc.
570 Carillon Parkway
St. Petersburg, Florida 33716

With copies to:

Roger P. Joseph, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110
     Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust or certificate of incorporation, as applicable, and bylaws of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Trustees/Directors, as applicable, of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto. Certified copies of each of the Trust’s and the Adviser’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibits B-1 and B-2. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

SIGNATURES
     IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of 17th day of August, 2010.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher
Name:	Dennis P. Gallagher
Title:	Director, Senior Vice President, General Counsel and Secretary

TRANSAMERICA FUNDS TRANSAMERICA PARTNERS FUNDS GROUP TRANSAMERICA PARTNERS FUNDS GROUP II TRANSAMERICA PARTNERS PORTFOLIOS TRANSAMERICA SERIES TRUST

By:	/s/ Dennis P. Gallagher

Name:	Dennis P. Gallagher
Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit A-1.	Certification of Authorization of Transamerica Funds, Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios and Transamerica Series Trust.

Exhibit A-2.	Certification of Authorization of Transamerica Asset Management, Inc.

Exhibit B-1.	Verification of Transamerica Funds, Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios and Transamerica Series Trust.

Exhibit B-2.	Verification of Transamerica Asset Management, Inc.